UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Commission File No. 000-56022

20/20 GLOBAL, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada	87-0645794
(State of Incorporation)	(IRS Employer Identification No.)

18851 NE 29th Avenue, Suite 700, Aventura, FL 33180

(Address of principal executive offices)

954-233-3511

(Registrant's telephone number)

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the Exchange Act) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

This Information Statement is being mailed on or about February 10, 2021, to the shareholders of record of 20/20 Global, Inc., a Nevada corporation (“we”, “us”, “20/20 Global” or the “Company”), as of the close of business on February 10, 2021 (the “Record Date”).  You are receiving this Information Statement in connection with the resignation and appointment of certain persons that will change a majority of the Company’s Board of Directors pursuant to a change of control transaction as detailed herein.

Description of the Change in Control

On January 20, 2021, a change in control of the Company occurred. On that date, two transactions occurred. The Company purchased 100% of its Mycotopia Therapy subsidiary from Ehave, Inc. (“Ehave”) and Ehave purchased approximately 75.77% of the outstanding shares of our Company under a Stock Purchase Agreement with Mark D. Williams, Colin Gibson, and The Robert and Joanna Williams Trust, 20/20 Global’s

principal stockholders, for an aggregate consideration of $350,000. As a result of these transactions, the composition of our Board of Directors will change.

Effective on January 20, 2021, Mark D. Williams and Colin Gibson resigned as directors of the Company and Benjamin Kaplan and Mark Croskery were appointed to serve as the members of the Company’s board of directors and accepted such appointments. The agreements underlying the transactions described above also provided for Mr. Kaplan to serve as President, Chairman and CEO of the Company.

Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, Mr. Kaplan and Mr. Croskery will become the only two members of the Board of Directors.

VOTING SECURITIES

Our Articles of Incorporation authorize us to issue 100,000,000 shares, par value $0.001, and to authorize 5,000,000 shares of preferred stock, par value $0.001. As of January 19, 2021, we had approximately 110 stockholders of record of our common stock. As of January 19, 2021, we had 12,425,420 shares of our common stock issued and outstanding, and 0 shares of our common stock were reserved for options, warrants or other commitments.

Holders of our common stock are entitled to one vote for each share, in person or proxy, on any matter on which action of the stockholders of the corporation is sought. Holders of our common stock have no cumulative voting rights. Holders of shares of common stock are entitled to receive dividends for our common stock when, as, and if declared by the board of directors out of funds legally available therefor. We have not paid any dividends on our common stock and intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy is subject to the discretion of the board of directors and will depend upon a number of factors, including future revenues, capital requirements, overall financial condition, and such other factors as our board of directors deems relevant. Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion rights or sinking fund provisions for the common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to Change of Ownership

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of January 19, 2021, by: (i) each of our directors at such date; (ii) each of our executive officers at such date; and (iii) each person or group known by us to beneficially own more than 5% of our issued and outstanding shares of common stock at such date.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

As of January 19, 2021, there were 12,425,420 shares of our common stock issued and outstanding, and 0 shares of our common stock were reserved for options, warrants or other commitments.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership (1)	Percent of Class (2)
Mark D. Williams 622 South 45 Lane West Rupert, ID 83350	Common	4,546,176	35.2%
Colin Gibson 480 22ND Street, Box 2 Heyburn, ID 83336	Common	3,085,670	25.6%
The Robert and Joanna Williams Trust 480 22ND Street, Box 2 Heyburn, ID 83336	Common	2,161,908	17.4%
All Officers and Directors as a Group (1)	Common	9,793,754	75.77%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(2) Based on 12,425,420 shares of our common shares issued and outstanding, 0 shares issuable upon the exercise of stock purchase options within 60 days, and 0 shares issuable upon the exercise of stock purchase warrants within 60 days as of the date of this Filing.

Subsequent to Change of Ownership

The following table sets forth certain information subsequent to the change of ownership concerning the number of shares of our common stock that will be owned beneficially by: (i) each of our incoming directors; (ii) each of our incoming executive officers; and (iii) each person or group known by us who will beneficially own more than 5% of our issued and outstanding shares of common stock following the Closing.  Unless otherwise indicated, the shareholders listed below will possess sole voting and investment power with respect to the shares they will own.

Name and Address of Beneficial Owner	Title of Class	Amount &Nature of Beneficial Ownership	Percent of Class
Ehave, Inc.(1) 18851 NE 29th Ave. Suite 700 Aventura, FL 33180	Common	9,793,754	75.77%
All Officers and Directors as a Group (1)	Common	9,793,754	75.77%

(1) The number and percentage of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table will have sole voting and investment power with respect to all shares of common stock shown that will be beneficially owned by them following the closing of the transactions discussed herein, subject to community property laws where applicable and the information contained in the footnotes to this table.

DIRECTORS AND EXECUTIVE OFFICERS

Identification of Current Executive Officers and Directors of the Company

Our outgoing executive officers and directors are as follows:

Name	Position(s) Held	Tenure
Mark D. Williams Age 56	President, Chief Executive Officer and Director	From 2014 to 2021
Colin Gibson Age 45	Vice President and Director	From 2014 to 2021

The background and business experience of our executive officers and directors is as follows:

Mark Williams

Mark Williams was our president, chief executive officer, and a director since 2004. Mark moved to the mountains of Southern Idaho when he was 15. He completed high school and attended Boise State University while working as a farm manager during the summer months. Mark enlisted and served in the U.S. Air Force, which led to a decade of work as a Federal Agent for the Department of Justice. In 1994, Mark returned to Idaho and joined his father at the newly formed 20/20 Produce Sales, Inc. Mark and his father successfully developed and implemented their vision for 20/20 Produce.

Colin Gibson

Colin Gibson was our vice president and a director. Colin grew up farming and ranching in Southern Idaho. He attended the University of Idaho and earned his degree in Agricultural economics in 1997. Colin began his career in 1997, in North Dakota, as a sales representative for Syngenta Corporation, one of the largest agricultural chemical companies in the United States. After several promotions, he was relocated back to Idaho, where he excelled in his career with Syngenta until joining 20/20 Produce in 2003. Colin brings experience from multiple sectors of the agricultural market to our business. He has been a great asset to the 20/20 Produce team, and his friendly, outgoing personality makes him a favorite with our customers.

Identification of Incoming Executive Officers and Directors of the Company

The following changes to our Executive Officers and Board of Directors shall occur pursuant to the change in ownership of the Company:

• Mr. Williams and Mr. Gibson, the Company’s current officers and directors, tendered their resignation from all positions held with the Company; and

• Mr. Kaplan and Mr. Croskery were appointed as the Company’s officers and directors.

Our incoming executive officer and director is as follows:

Name	Position(s) Held	Tenure
Benjamin Kaplan Age 51	President, Chief Executive Officer, and Director	From January 2021 to present
Mark Croskery Age 38	Director	From January 2021 to present

The background and business experience of our incoming executive officers and directors is as follows:

Benjamin Kaplan

Benjamin Kaplan, 51, has served as Ehave’s chief executive officer for the past 16 months and as chairman of its board of directors since June 2020. Mr. Kaplan has been an entrepreneur working for over 20 years in the financial sector. He has conducted his various investment activities out of New York City. Mr. Kaplan has invested in many companies both public and private, with a focus on international growth and potential for a global presence. In 2014, Mr. Kaplan was a founder and board member of Kaya Jamaica, Inc., a large cannabis company in the Caribbean (growkaya.com). In 2014, Mr. Kaplan invested in Surna (OTCQB: SRNA), a global HVAC company that provides engineering for and builds high technology facilities. In 2015, Mr. Kaplan invested in Kalytera (TSX: KALY), an Israeli botanical-based pharma company conducting research to determine cures for various illnesses, including a phase two trial for a cure for GVHD (graft versus host disease). In 2018, he assembled a 30,000 strong sales force in over 20 countries for Stemtech.com., a multi-level marketing company from south Florida. With a group of investors, they purchased the company out of bankruptcy, and Mr. Kaplan currently sits on the board of Stemtech. In 2018, Mr. Kaplan formed a partnership with others to invest in Sensi Magazine, which is published in several countries, to expand the botanical lifestyles of unique destinations globally.

Mark Croskery

Mark Croskery, 38, has 15 years of experience in financial services, wealth management, investment banking, and private equity in Jamaica and the Caribbean as a trusted advisor to many businesses and individuals. Mr. Croskery founded Croskery Capital Limited in September 2019, a boutique financial consulting company in Jamaica offering financial consulting and related services, and he currently serves as its chief executive officer and chairman of its board of directors. The company focuses on assisting corporations with strategy, building a board of directors, recruiting and aligning corporate executives (C-suite team), and troubleshooting financial accounting and operational business issues. From April 2018 to August 2019, Mr. Croskery was chief executive officer of SSL Growth Equity Limited (SSL Grow), Bridgetown, Barbados, which operated as an International Business Company in Barbados with most of its investments held in Jamaica and the Cayman Islands. At SSL Grow, Mr. Croskery was responsible for creating vision and strategy for the company’s equity, credit, and income initiatives. From May 2007 to March 2018, Mr. Croskery was president and chief executive officers of Stocks and Securities Ltd (“SSL”), Kingston, Jamaica, where he was responsible for the strategic direction and business development of the Investment Advisory Organization – Private Wealth Management, Financial Planning and Money Management, as a licensed securities dealer and member/ dealer. At SSL, Mr. Croskery provided leadership to the company’s operating team and led the sale of the company’s repurchase agreement book of business in November 2013, totaling in excess of $2 billion in assets and liabilities. Mr. Croskery obtained a Master of Science degree in Global Financial Analysis, in June 2004, from Elkin B. Callum, Graduate School of Business, Bentley College, Waltham, MA, and a Bachelor of Science degree in Finance-Accounting in May 2003, from Bentley College, Waltham, MA.

Significant Employees

We have no significant employees other than the officers and directors described above.

Family Relationships

There are no family relationships among our current and incoming officers, directors or persons nominated for such positions.

Involvement in Certain Legal Proceedings

During the past ten years no current or incoming director, executive officer, promoter or control person of the Company has been involved in the following:

(1)A petition under the Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.Engaging in any type of business practice; or

iii.Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4)Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6)Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.Any Federal or State securities or commodities law or regulation; or

ii.Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3, 4, and 5 and amendments thereto filed with the U.S. Securities and Exchange Commission since our registration statement on Form 10 became effective, no person that, at any time during the most recent fiscal year, was a director, officer, beneficial owner of more than 10% of any class of our equity securities, or any other person known to be subject to Section 16 of the Exchange Act failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act, except that our chief executive officer and director Mark D. Williams failed to report the transfer of 143,049 shares of his stock to his grandchildren.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including our principal executive officer, principal financial officer, and principal accounting officer, which was previously filed with the Securities and Exchange Commission.

Committees of the Board of Directors

We currently do not have nominating, compensation, or audit committees or committees performing similar functions and we do not have a written nominating, compensation, or audit committee charter. Our board of directors believes that it is not necessary to have these committees, at this time, because the directors can adequately perform the functions of such committees.

Audit Committee

We currently do not have nominating, compensation, or audit committees or committees performing similar functions and we do not have a written nominating, compensation, or audit committee charter. Our board of directors believes that it is not necessary to have these committees, at this time, because the directors can adequately perform the functions of such committees.

Related Party Transactions and Director Independence

Currently, there are no contemplated transactions that the Company may enter into with our current or incoming officers, directors or affiliates. If any such transactions are contemplated, we will file such disclosure in a timely manner with the Commission on the proper form so that any such transaction is available for the public to view.

The Company currently has no formal written employment agreement or other contracts with our current or incoming officers and directors and there is no assurance that the services to be provided by them will be available for any specific length of time in the future. The amounts of compensation and other terms of any full-time employment arrangements would be determined, if and when, such arrangements become necessary.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The OTCBB on which shares of our common stock are quoted does not have any director independence requirements. The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under the definition of independent directors found in Nasdaq Rule 5605(a)(2), which is the definition we have chosen to apply, none of our directors is independent.

Previously, until December 31, 2019, we leased 1,800 square feet of office and warehouse space from Whistling Pete Enterprises, d/b/a Legacy Center, an Idaho limited liability company, under a year-to-year lease that commenced March 2, 2009, for $1,200 per month, plus utilities. Whistling Pete Enterprises is owned 50% by Mark Williams, our president and a director. We paid lease payments under this lease of $18,616 and $18,635 for the years ended December 31, 2019 and 2018, respectively. On April 1, 2019, we entered into a lease agreement with Colin Gibson, our director, for the lease of an automobile. The lease was considered an operating lease, required monthly payments of $350, and had a term of six years. However, the lease was cancelled as of December 31, 2019.

Review, Approval or Ratification of Transactions with Related Persons

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide the information under this item.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separated or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles. Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Board Meetings and Committees; Annual Meeting Attendance

The Board of Directors did not hold any general meetings during the Company’s last fiscal year ended December 31, 2020. The Company has no committees. We do not have a formal policy regarding frequency of Board meetings or annual meetings of shareholders.

Shareholder Communications

The Board of Directors encourages shareholders to send communications to the Board or to individual members of the Board. Such communications, whether by letter, e-mail or telephone, should be directed to the Chairman of the Company, who will forward them to the intended recipients.  However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of the Chairman or the Chairman’s designee, may not be forwarded to the directors.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, the concern should be submitted in writing to the Board at the Company’s headquarters. If the concern relates to the Company’s governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Board at the Company’s headquarters address.  If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to any one of the directors in care of the Company’s Secretary. The Company’s “whistleblower” policy prohibits the Company or any of its employees from retaliating or taking any adverse action against anyone for raising a concern.  If a shareholder or employee nonetheless prefers to raise his or her concern in a confidential or anonymous manner, the concern may be directed to the Board at the Company’s headquarters.

Shareholders who wish to contact our Board may do so by writing to c/o Board of Directors, 18851 NE 29th Ave. Suite 700, or by telephone at 954-233-3511 or by email to info@ehave.com specifying whether the communication is directed to the entire Board or to a particular director.  Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against our Company that have not been previously settled or disclosed, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our current or incoming directors, officers or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our executive officers during the years ended 2018, 2019 and 2020.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark D. Williams President, CEO and Director	2020 2019	99,167 84,678	- -	- -	- -	- -	- -	- 2,241	99,167 86,919
	2018	83,542	5,000	-	-	-	-	1,600	90,142
Colin Gibson Vice President and Director	2020 2019 2018	21,250 85,000 85,000	- - 5,000	- - -	- - -	- - -	- - -	- 2,241 1,700	21,250 87,241 91,700

Narrative Disclosure to Summary Compensation Table

There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

We do not have any outstanding equity awards, pension plans, or other pension benefits, other than as disclosed in this filing and there are no potential change-of-control payouts to any person. We do not provide any long-term incentives, any stock options or awards, or any kind of additional equity awards.

Long-Term Incentive Plans

In August 2014, we adopted a Premier Select Simple IRA Plan for our employees, which is available to certain eligible employees. We contribute 2% of compensation, not to exceed certain limits, for employees who participate in the IRA plan. During the years ended December 31, 2019 and 2018, we contributed $5,256 and $5,463, respectively, to the IRA Plan.

Compensation Committee

We currently do not have a compensation committee of the Board of Directors. The Board of Directors as a whole determines executive compensation.

Compensation of Directors

Directors have not previously and currently received no extra compensation for their services to our Board of Directors.

NO DISSENTERS' RIGHTS

Under Nevada corporate law, shareholders are not entitled to dissenters’ rights with respect to the transactions described in this Information Statement.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy our reports or other filings made with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.W., Washington, DC 20549.  You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also access these reports and other filings electronically on the SEC’s web site, www.sec.gov.

By Order of the Board of Directors,

Date:  February 8, 2021

/s/ Ben Kaplan

Ben Kaplan

President, CEO and Director